Exhibit 12

COMPUTATIONS OF RATIOS OF EARNINGS TO FIXED CHARGES

AND PREFERRED DIVIDENDS

	Three Months Ended September 30, 2003	Year Ended December 31, 2002
Income from continuing operations	$10,987	$48,080
Add back:
Interest expense	7,401	27,849
Earnings available for fixed charges and preferred dividends	$18,388	$75,929
Fixed Charges
Interest expense	$7,401	$27,849
Capitalized interest	77	120
Interest portion of rent expense	—	—
Total fixed charges	7,478	27,969
Preferred dividends	—	—
Total fixed charges and preferred dividends	$7,478	$27,969
Ratio of Earnings to Fixed Charges and Preferred Dividends	2.46	2.71